FOR IMMEDIATE RELEASE		Exhibit 99.1
For more information contact:

CNH Investor Relations	+1(630) 887-3745

CNH Second Quarter 2013 Net Sales increase 9% to $5.5 Billion, EPS up 31% to $1.93 per share

•	Second quarter Net Sales of $5.5 billion, +9% (+10% constant currency basis)

•	Agricultural equipment net sales of $4.5 billion, +13% (+13% constant currency basis)

•	Construction equipment net sales of $939 million, -6% (-5% constant currency basis)

•	Second quarter Equipment Operations’ Operating Profit of $659 million, margin of 12% for the period

•	Second quarter diluted EPS (before restructuring and exceptional items) attributable to CNH common shareholders $1.93 per share, compared to $1.47 per share in the comparable period of 2012

	Quarter Ended
	6/30/2013	6/30/2012	Change
	(US $ in millions, except per share data and percentages)
Net Sales of Equipment	$5,478	$5,026	9%
Equipment Operations Operating Profit	$659	$524	26%
Equipment Operations Operating Margin	12.0%	10.4%	1.6	pts
Net Income Attributable to Fin. Services	$104	$78	33%
Net Income Attributable to CNH	$471	$355	33%
Net Income Before Restructuring and Exceptional Items	$473	$356	33%
Diluted EPS Before Restructuring and Exceptional Items	$1.93	$1.47	31%

BURR RIDGE, IL — (July 31, 2013) — CNH Global N.V. (NYSE: CNH) today announced financial results for the quarter ended June 30, 2013. Net sales for the quarter increased 9% (10% on a constant currency basis) to $5.5 billion. Equipment Operations posted an operating profit of $659 million or 12% of net sales for the quarter, as increased volumes and positive net pricing in the agricultural equipment segment more than compensated for the reduction in volume in the construction equipment segment, higher selling, general and administrative expenditures and higher research and development expense. The 33% effective tax rate for the quarter is within the Group’s full year 2013 forecast range of 31% to 34%.

Equipment net sales in the quarter comprised 83% agricultural equipment and 17% construction equipment. The geographic distribution of net sales in the quarter was 43% North America, 32% EAME & CIS, 17% Latin America, and 8% APAC markets.

Equipment Operations generated $856 million in operating cash on a year-to-date basis, an increase of $575 million from the same period in 2012. This improvement is a result of the increase in earnings for the period, and strong working capital management. Through the second quarter, capital expenditures totaled $192 million, as the Company continues to implement its strategic plan of investments in new manufacturing sites and an enhanced product portfolio. Capital expenditures for new product launches (inclusive of interim and final Tier 4 emission compliant equipment) represented 31% of the total CAPEX. CNH’s Equipment Operations ended the period with a net cash position of $3.6 billion.

Net income, before restructuring and exceptional items, was $473 million for the quarter, an increase of 33%, driven by continued solid market conditions in the agricultural equipment sector, satisfactory industrial performance, and improved results from the Group’s financial services business. This resulted in the Group generating diluted earnings per share of $1.93 (before restructuring and exceptional items), up 31% compared to $1.47 per share for the second quarter of 2012.

2013 Full Year Market Outlook

•	Agricultural equipment unit volume is expected to be up approximately 5%

•	Construction equipment unit volume is expected to be flat to down 5%

CNH Guidance For The Full Year 2013

•	Revenues up ~5%

•	Operating Margin between 8.5% and 9.0%

SEGMENT RESULTS

Agricultural Equipment

	Quarter Ended
	6/30/2013	6/30/2012	Change
	(US $ in millions, except percentages)
Net Sales of Equipment	$4,539	$4,025	13%
Gross Profit	$1,085	$915	19%
Gross Margin	23.9%	22.7%	1.2	pts
Operating Profit	$647	$507	28%
Operating Margin	14.3%	12.6%	1.7	pts

CNH Agricultural Equipment Second Quarter Results

CNH’s agricultural equipment second quarter net sales increased 13% (13% on a constant currency basis) driven by increased volume, positive net pricing, and favorable product mix. All of the Group’s geographic regions except APAC reported increased revenue. Operating profit increased by $140 million to $647 million yielding an operating margin of 14.3%, up 1.7 percentage points compared to the second quarter of 2012.

CNH worldwide production of agricultural equipment was 7% above retail sales in the quarter in anticipation of scheduled maintenance and repair downtime scheduled for the 3rd quarter in NAFTA and EAME.

Case IH launched the 370 CVX Magnum, the most powerful model in the Case IH range of conventional, rigid-chassis tractors, in the EAME region in April at Bauma in Germany. Case IH launched three new Maxxum EP (Efficient Power) tractors at Cereals 2013 in the UK, extending the company’s use of its CVT technology into the four-cylinder, medium-power class. Case IH also announced two new RB 5 Series variable-chamber round balers at Cereals 2013.

The Case IH multi row A8800 – the first sugarcane harvester with variable row spacing – was awarded the Gold Gerdau “Best of the Land” Trophy for best new product at the Agrishow in Ribeirao Preto, Brazil.

In EAME & CIS region, at the Moroccan SIAM fair, New Holland Agriculture launched the new TD5 tractor series. The new 2WD version of the TDF orchard tractor series, specially designed for the South African market, was officially introduced to the public at the NAMPO Harvest Day. The three models have reduced front wheel track width and power ranging from 65 to 80 horsepower. In North America, New Holland also launched the latest generation CX8000 Elevation Super Conventional combines, the world’s most powerful strawwalker combine. The Genesis T8 tractor, equipped with Auto Command CVT, has been also introduced to the market. In Latin America, at the Agrishow, New Holland introduced the redesigned TL tractor series with engine power ranging from 65 to 104 horsepower.

In APAC, on June 18th, New Holland Agriculture celebrated the milestone of the 250,000th tractor manufactured at its Greater Noida facility, India.

Construction Equipment

	Quarter Ended
	6/30/2013	6/30/2012	Change
	(US $ in millions, except percentages)
Net Sales of Equipment	$939	$1,001	-6%
Gross Profit	$134	$138	-3%
Gross Margin	14.3%	13.8%	0.5	pts
Operating Profit	$12	$17	-29%
Operating Margin	1.3%	1.7%	-0.4	pts

CNH Construction Equipment Second Quarter Results

CNH’s construction equipment second quarter net sales decreased 6% (-5% on a constant currency basis) as market conditions remained challenging in most regions. Operating profit was $12 million for the quarter as the Company continued to manage inventory levels matching production volume to retail demand, deployed production efficiency initiatives and improved price recovery.

In North America, Case Construction Equipment made a significant entry into the waste and recycling markets with the introduction of waste handler wheel loaders and special guarding packages for the skid steer lineup, among other products. Four new models in the C Series line of hydraulic excavators, two standard and two minimum-swing radius excavators were also introduced.

In Europe, the Tier 4A/Stage IIIB emission compliant powered Case 621F wheel loader made its first appearance at the Bauma exhibition in April. Also displayed at Bauma were two Tier 4B/Stage IV emission compliant midi excavators: the short radius CX75 SR and the conventional CX80C.

Case Construction Equipment launched the new M Series dozers in the CIS, Asia Pacific and Chinese markets. In China, Case Construction Equipment was recognized with the “Top 50 Award”, the most prestigious recognition in China’s construction equipment industry, with the “Golden Award for Best Application” for its WX210 wheeled excavator with hydraulic lifting cab.

Case Construction Equipment launched the ProCare maintenance and support program for the North American market. ProCare is a program specific to the heavy equipment line and includes a three-year Advanced Case SiteWatch telematics subscription, a three-year/3,000-hour full-machine factory warranty, and a three-year/3,000-hour planned maintenance contract. ProCare offers customers the highest level of support in the industry for increased uptime, lower operating expenses and improved life cycle costs.

In Europe, New Holland Construction built on the success of its W170C wheel loader in the recycling industry by launching a new version, equipped with a new heavy duty cooling box and a full package of protections for extra operator safety and machine durability, specially designed for these applications. New Holland also launched the new L230 skid steer loader and C238 compact track loader at the Bauma 2013 exhibition in Germany in April.

New Holland continues to expand its offering in the CIS and Asia Pacific markets with the introduction of three new C Series dozer models, ranging from 13 to 20 tons, and featuring advanced, fuel-efficient engines that guarantee high power efficiency and low operating costs and that are available in specific emission-compliant engine configurations dedicated to these markets.

Financial Services

	Quarter Ended
	6/30/2013	6/30/2012	Change
	(US $ in millions, except percentages)
Net Income Attributable to Fin. Services	$104	$78	33%
On-Book Asset Portfolio	$18,004	$16,075	12%
Managed Asset Portfolio	$20,293	$18,399	10%

CNH Financial Services Second Quarter Results

Second quarter net income attributable to Financial Services increased 33% to $104 million compared with $78 million in the second quarter of 2012. Increased results were primarily due to a higher average portfolio and a lower provision for credit losses.

At June 30, 2013, delinquent receivables greater than 30 days past due were 0.8% of on-book managed receivables, down from 1.2% and 1.6% at December 31, 2012 and June 30, 2012, respectively.

CNH Capital LLC

The following is disclosed on behalf of CNH’s North American financial services subsidiary, CNH Capital LLC and its consolidated subsidiaries (“CNH Capital”).

	Quarter Ended
	6/30/2013	6/30/2012	Change
	(US $ in millions, except percentages)
Net Income Attributable to CNH Capital LLC	$69	$54	28%
On-Book Asset Portfolio	$12,809	$11,196	14%
Managed Asset Portfolio	$12,837	$11,268	14%

CNH Capital LLC Second Quarter Results

Second quarter net income attributable to CNH Capital was up 28% primarily due to a higher average portfolio, stronger financial margins and a lower provision for credit losses.

The receivables balance greater than 30 days past due as a percentage of managed receivables was 0.4%, 0.5% and 0.6% at June 30, 2013, December 31, 2012 and June 30, 2012, respectively.

Unconsolidated Equipment Operations Subsidiaries

Second quarter results for the Group’s unconsolidated Equipment Operations subsidiaries were $29 million, up $4 million from the comparable period of 2012.

Strategic Combination Between Fiat Industrial S.p.A. and CNH Global N.V.

On July 23, 2013, at an extraordinary meeting of shareholders, CNH shareholders approved the merger between Fiat Industrial S.p.A. and CNH Global N.V. with and into a newly established company to be named CNH Industrial N.V.

Equipment Operations Cash Flow and Net Debt

	Year to Date
	6/30/2013	6/30/2012
	(US $ in millions)
Net Income	$801	$623
Depreciation & Amortization	170	155
Cash Change in Working Capital*	(578)	(643)
Other	463	146

Net Cash Provided by Operating Activities	856	281
Net Cash (Used) by Investing Activities**	(249)	(215)
All Other	(44)	(3)

Increase in Net (Cash)	$563	$63

Net (Cash)	$(3,583)	$(2,794)

*	Net cash change in receivables, inventories and payables including inter-segment receivables and payables.
**	Excluding Net (Deposits In)/Withdrawals from Fiat Industrial Cash Management Systems, as they are a part of Net (Cash).

ABOUT CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,500 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH CONFERENCE CALL AND WEBCAST

CNH management will hold a conference call on July 31, 2013, to review first half and second quarter 2013 results. The conference call webcast will begin at 7:00 a.m. U.S. Central Time (8:00 a.m. U.S. Eastern Time). This call can be accessed through the investor information section of the company’s website at www.cnh.com and will be transmitted by CCBN.

NON-GAAP MEASURES

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G, as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables to this press release. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH defines “Equipment Operations Gross Profit” as net sales of equipment less costs classified as cost of goods sold. CNH defines “Equipment Operations Operating Profit” as gross profit less costs classified as selling, general and administrative and research and development costs. CNH defines “Equipment Operations Gross Margin” as gross profit as a percent of net sales of equipment. CNH defines “Equipment Operations Operating Margin” as operating profit as a percent of net sales of equipment. “Net Debt (Cash)” is defined as total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat Industrial subsidiaries’ cash management system and intersegment notes receivable. CNH defines “Net income (loss) and diluted EPS before restructuring and exceptional items” as Net income (loss) attributable to CNH, less restructuring charges and exceptional items, after tax. Equipment Operations “working capital” is defined as accounts and notes receivable and other-net, excluding intersegment notes receivables, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions. CNH defines the “change in net sales on a constant currency basis” as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

FORWARD-LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is largely based on our interpretation of what we consider to be relevant economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and the intervention by governments and non-governmental organizations in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat Industrial, risks related to our relationship with Fiat Industrial, the effect of the demerger transaction consummated by Fiat pursuant to which CNH was separated from Fiat’s automotive business and became a subsidiary of Fiat Industrial, our ability to consummate the pending business combination transaction with Fiat Industrial and to realize the anticipated benefits of such transaction, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies, engine emissions, and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2012.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended June 30, 2013 and 2012

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30,		June 30,		June 30,
	2013	2012	2013	2012	2013	2012
	(in millions, except per share data)
Revenues:
Net sales	$5,478	$5,026	$5,478	$5,026	$—	$—
Finance and interest income	252	253	34	33	323	327

	5,730	5,279	5,512	5,059	323	327

Costs and Expenses:
Cost of goods sold	4,259	3,973	4,259	3,973	—	—
Selling, general and administrative	421	426	387	367	34	59
Research, development and engineering	173	162	173	162	—	—
Restructuring	2	2	2	2	—	—
Interest expense	158	173	73	82	115	120
Interest compensation to Financial Services	—	—	75	78	—	—
Other, net	60	67	36	39	24	28

Total	5,073	4,803	5,005	4,703	173	207

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	657	476	507	356	150	120
Income tax provision	217	151	167	105	50	46
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	4	4	104	78	4	4
Equipment Operations	29	25	29	25	—	—

Net income	473	354	473	354	104	78
Net Income (loss) attributable to noncontrolling interests	2	(1)	2	(1)	—	—

Net income attributable to CNH Global N.V.	$471	$355	$471	$355	$104	$78

Weighted average shares outstanding - Basic:
Common Shares	32	241

Common Shares B	212

Weighted average shares outstanding - Diluted:
Common Shares	34	242

Common Shares B	212

Basic and diluted earnings per share (“EPS”) attributable to Common Shares and Common Shares B:

Basic EPS for Common Shares and Common Shares B	$1.93	$1.48

Diluted EPS for Common Shares and Common Shares B	$1.92	$1.47

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2012.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Six Months Ended June 30, 2013 and 2012

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,
	2013	2012	2013	2012	2013	2012
	(in millions, except per share data)
Revenues:
Net sales	$10,175	$9,665	$10,175	$9,665	$—	$—
Finance and interest income	505	513	67	67	640	659

	10,680	10,178	10,242	9,732	640	659

Costs and Expenses:
Cost of goods sold	7,987	7,697	7,987	7,697	—	—
Selling, general and administrative	842	859	761	727	81	132
Research, development and engineering	325	311	325	311	—	—
Restructuring	3	2	3	2	—	—
Interest expense	312	358	145	170	227	249
Interest compensation to Financial Services	—	—	142	152	—	—
Other, net	112	116	57	63	55	53

Total	9,581	9,343	9,420	9,122	363	434

Income before income taxes and equity in income of unconsolidated subsidiaries and affiliates	1,099	835	822	610	277	225
Income tax provision	352	263	261	182	91	81
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	7	7	194	151	7	7
Equipment Operations	46	44	46	44	—	—

Net income	800	623	801	623	193	151
Net Income (loss) attributable to noncontrolling interests	3	(1)	4	(1)	(1)	—

Net income attributable to CNH Global N.V.	$797	$624	$797	$624	$194	$151

Weighted average shares outstanding - Basic:
Common Shares	31	240

Common Shares B	212

Weighted average shares outstanding - Diluted:
Common Shares	33	242

Common Shares B	212

Basic and diluted earnings per share (“EPS”) attributable to Common Shares and Common Shares B:

Basic EPS for Common Shares and Common Shares B	$3.28	$2.60

Diluted EPS for Common Shares and Common Shares B	$3.25	$2.58

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2012.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

AND SUPPLEMENTAL INFORMATION

As of June 30, 2013 and December 31, 2012

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,
	2013	2012	2013	2012	2013	2012
	(in millions)
ASSETS
Cash and cash equivalents	$1,264	$2,008	$560	$827	$704	$1,181
Deposits in Fiat Industrial subsidiaries’ cash management system	5,457	4,232	5,289	4,005	168	227
Accounts, notes receivable and other, net	17,835	16,168	1,118	824	17,122	15,812
Intersegment notes receivable	—	—	2,000	2,476	566	554
Inventories	4,222	3,734	4,222	3,734	—	—
Property, plant and equipment, net	2,247	2,220	2,245	2,218	2	2
Equipment on operating leases, net	840	767	—	—	840	767
Investment in Financial Services	—	—	2,191	2,318	—	—
Investments in unconsolidated affiliates	324	345	224	244	100	101
Goodwill and other intangibles	3,037	3,069	2,881	2,909	156	160
Other assets	2,653	2,883	1,699	1,690	954	1,193

Total Assets	$37,879	$35,426	$22,429	$21,245	$20,612	$19,997

LIABILITIES AND EQUITY
Short-term debt	$4,072	$3,797	$321	$361	$3,751	$3,436
Accounts payable	3,134	2,821	3,228	2,932	305	351
Long-term debt, including current maturities	15,222	14,266	3,379	3,373	11,843	10,893
Intersegment debt	—	—	566	554	2,000	2,476
Accrued and other liabilities	6,166	5,908	5,650	5,392	522	522

Total Liabilities	$28,594	$26,792	$13,144	$12,612	$18,421	$17,678
Equity	9,285	8,634	9,285	8,633	2,191	2,319

Total Liabilities and Equity	$37,879	$35,426	$22,429	$21,245	$20,612	$19,997

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2012.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Six Months Ended June 30, 2013 and 2012

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,
	2013	2012	2013	2012	2013	2012
	(in millions)
Operating activities:
Net income	$800	$623	$801	$623	$193	$151
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	228	210	170	155	58	55
Intersegment activity	—	—	(166)	(172)	166	172
Changes in operating assets and liabilities	(1,469)	(1,518)	37	(199)	(1,506)	(1,319)
Other, net	(32)	46	14	(126)	(6)	21

Net cash (used in) provided by operating activities	(473)	(639)	856	281	(1,095)	(920)

Investing activities:
Expenditures for property, plant and equipment	(192)	(206)	(192)	(206)	—	—
Expenditures for equipment on operating leases	(264)	(186)	—	(1)	(264)	(185)
Net additions to retail receivables	(368)	(214)	—	—	(368)	(214)
Net (deposits in) withdrawals from Fiat Industrial	(1,276)	174	(1,324)	245	48	(71)
Other, net	261	(272)	(57)	(8)	318	(262)

Net cash (used in) provided by investing activities	(1,839)	(704)	(1,573)	30	(266)	(732)

Financing activities:
Intersegment activity	—	—	430	(892)	(430)	892
Net increase (decrease) in indebtedness	1,604	392	9	(91)	1,595	483
Dividends paid	(1)	—	(1)	—	(234)	—
Other, net	11	23	23	34	(12)	(13)

Net cash provided by (used in) financing activities	1,614	415	461	(949)	919	1,362

Effect of foreign exchange rate changes on cash and cash equivalents	(46)	(35)	(11)	(12)	(35)	(23)

Decrease in cash and cash equivalents	(744)	(963)	(267)	(650)	(477)	(313)
Cash and cash equivalents, beginning of period	2,008	2,055	827	1,251	1,181	804

Cash and cash equivalents, end of period	$1,264	$1,092	$560	$601	$704	$491

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the year ended December 31, 2012.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the consolidated data.

CNH GLOBAL N.V.

TOTAL DEBT AND NET DEBT (CASH)

For the Six Months Ended June 30, 2013 and the Year Ended December 31, 2012

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,
	2013	2012	2013	2012	2013	2012
	(in millions)
Short-term debt:
With Fiat Industrial subsidiaries	$891	$313	$111	$102	$780	$211
Owed to securitization investors	2,702	3,013	—	—	2,702	3,013
Other	479	471	210	259	269	212
Intersegment	—	—	—	—	1,196	1,922

Total short-term debt	4,072	3,797	321	361	4,947	5,358

Long-term debt:
With Fiat Industrial subsidiaries	28	44	19	19	9	25
Owed to securitization investors	8,052	7,326	—	—	8,052	7,326
Other	7,142	6,896	3,360	3,354	3,782	3,542
Intersegment	—	—	566	554	804	554

Total long-term debt	15,222	14,266	3,945	3,927	12,647	11,447

Total debt:
With Fiat Industrial subsidiaries	919	357	130	121	789	236
Owed to securitization investors	10,754	10,339	—	—	10,754	10,339
Other	7,621	7,367	3,570	3,613	4,051	3,754
Intersegment	—	—	566	554	2,000	2,476

Total debt	$19,294	$18,063	$4,266	$4,288	$17,594	$16,805

Less:
Cash and cash equivalents	1,264	2,008	560	827	704	1,181
Deposits in Fiat Industrial subsidiaries’ cash management system	5,457	4,232	5,289	4,005	168	227
Intersegment notes receivable	—	—	2,000	2,476	566	554

Net debt (cash)	$12,573	$11,823	$(3,583)	$(3,020)	$16,156	$14,843

Note: Net Debt (Cash) is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three and Six Months Ended June 30, 2013 and 2012

(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2013	2012	% Change	2013	2012	% Change
	(in millions, except percentages)
1. Revenues and net sales:
Net sales
Agricultural equipment	$4,539	$4,025	12.8%	$8,482	$7,640	11.0%
Construction equipment	939	1,001	-6.2%	1,693	2,025	-16.4%

Total net sales	5,478	5,026	9.0%	10,175	9,665	5.3%
Financial services	323	327	-1.2%	640	659	-2.9%
Eliminations and other	(71)	(74)		(135)	(146)

Total revenues	$5,730	$5,279	8.5%	$10,680	$10,178	4.9%

2. Net sales on a constant currency basis:
Agricultural equipment net sales	$4,539	$4,025	12.8%	$8,482	$7,640	11.0%
Effect of currency translation	23		0.5%	94		1.3%

Agricultural equipment net sales on a constant currency basis	$4,562	$4,025	13.3%	$8,576	$7,640	12.3%

Construction equipment net sales	$939	$1,001	-6.2%	$1,693	$2,025	-16.4%
Effect of currency translation	14		1.4%	41		2.0%

Construction equipment net sales on a constant currency basis	$953	$1,001	-4.8%	$1,734	$2,025	-14.4%

Total Equipment Operations net sales on a constant currency basis	$5,515	$5,026	9.7%	$10,310	$9,665	6.7%

Note: Net sales on a constant currency basis is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three and Six Months Ended June 30, 2013 and 2012

(Unaudited)

3. Equipment Operations gross and operating profit and margin:

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2013		2012		2013		2012
	(in millions, except percentages)
Net sales	$5,478	100.0%	$5,026	100.0%	$10,175	100.0%	$9,665	100.0%
Less:
Cost of goods sold	4,259	77.7%	3,973	79.0%	7,987	78.5%	7,697	79.6%

Equipment Operations gross profit	$1,219	22.3%	$1,053	21.0%	$2,188	21.5%	$1,968	20.4%
Less:
Selling, general and administrative	387	7.1%	367	7.3%	761	7.5%	727	7.5%
Research and development	173	3.2%	162	3.2%	325	3.2%	311	3.2%

Equipment Operations operating profit	$659	12.0%	$524	10.4%	$1,102	10.8%	$930	9.6%

Gross profit and margin:
Agricultural equipment	$1,085	23.9%	$915	22.7%	$1,962	23.1%	$1,675	21.9%
Construction equipment	134	14.3%	138	13.8%	226	13.3%	293	14.5%

Equipment Operations gross profit	$1,219	22.3%	$1,053	21.0%	$2,188	21.5%	$1,968	20.4%

Operating profit and margin:
Agricultural equipment	$647	14.3%	$507	12.6%	$1,116	13.2%	$879	11.5%
Construction equipment	12	1.3%	17	1.7%	(14)	-0.8%	51	2.5%

Equipment Operations operating profit	$659	12.0%	$524	10.4%	$1,102	10.8%	$930	9.6%

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three and Six Months Ended June 30, 2013 and 2012

(Unaudited)

4. Net income and diluted earnings per share before restructuring and exceptional items:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
	(in millions, except per share data)
Net income attributable to CNH	$471	$355	$797	$624

Restructuring, net of tax	2	1	2	1

Net income before restructuring and exceptional items	$473	$356	$799	$625

Weighted average shares outstanding - Diluted:
Common Shares	34	242	33	242
Common Shares B	212	—	212	—
Diluted EPS before restructuring and exceptional items for Common Shares and Common Shares B	$1.93	$1.47	$3.26	$2.59

5. Equipment Operations cash (used) by working capital:

	Balance as of December 31, 2012	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of June 30, 2013	Cash generated (used) by Working Capital
	(in millions)
Accounts, notes receivable and other – net – Total	$824	$60	$(6)	$1,118	$(348)
Inventories	3,734	116	(20)	4,222	(584)
Accounts payable - Total	(2,932)	(58)	—	(3,228)	354

Working Capital	$1,626	$118	$(26)	$2,112	$(578)

Note: Working Capital is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

2013 First Half & Second Quarter Financial Results July 31, 2013

Forward Looking Statement
2
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013
This presentation  includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the
Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this presentation, including statements regarding our:
competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss)
per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,”
“anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” or similar terminology.
Our outlook is largely based on our interpretation of what we consider to be relevant economic assumptions and involves risks and uncertainties that could cause actual results to differ (possibly materially) from such forward-looking statements. Macro-economic factors including monetary policy, interest rates, currency exchange rates, inflation, deflation, credit availability and the intervention by governments and non-governmental organizations in an attempt to influence such factors can have a material impact on our customers and the demand for our goods. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to, among other things, credit availability, interest rates and government spending. Some of the other significant factors that may affect our results include general economic and capital market conditions, the cyclical nature of our businesses, customer buying patterns and preferences, the impact of changes in geographical sales mix and product sales mix, foreign currency exchange rate movements, our hedging practices, investment returns, our and our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings on our debt and asset-backed securities and the credit ratings of Fiat
Industrial, risks related to our relationship with Fiat Industrial, the effect of the demerger transaction consummated by Fiat pursuant to which CNH was separated from Fiat’s automotive business and became a subsidiary of Fiat Industrial, our ability to consummate the pending business combination transaction with Fiat Industrial and to realize the anticipated benefits of such transaction, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies, engine emissions, and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs, and the growth of non-food uses for some crops (including ethanol and biodiesel production). Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2012.
Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results and any estimates or forecasts of particular periods that we provide are uncertain. We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

Second Quarter 2013 Highlights
Net Sales increase of 9% (10% constant currency basis) to $5.5 billion in Q2 ’13 and up 5% (7% cc basis) to $10.2 billion in 1H ‘13
— Agricultural equipment: +13% (+13% constant currency basis) in Q2 ’13
— Construction equipment: -6% (-5% constant currency basis) in Q2 ’13
Equipment Operations Operating Profit of $659 million, an increase of 26% in Q2 ’13 and $1.1 Billion, an increase of 18% in 1H ’13
— Q2 ‘13 Operating Margin at 12.0%
— 1H ‘13 Operating Margin at 10.8%
Equipment Operations net cash position at $3.6 billion at the end of Q2 ‘13
Net income before restructuring and exceptional items of $473 million (+33%) in Q2 ’13 and $799 million in 1H ’13 (+28%)
Q2 2013 1H 2013
— Diluted EPS:
— Diluted EPS before restructuring and exceptional items: $1.93/share $3.26/share
3
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013
+11% (+12% constant currency basis) in 1H ‘13
-16% (-14% constant currency basis) in 1H ‘13
$1.92/share $3.25/share
EPS attributable to Common Shares and Common Shares B

Net Sales by Geographic Region*
– Second Quarter
4
*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
+8%
Flat
+55%
(4%)
+10%
Net Sales
Change Y-o-Y
@ const. currency
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013

Net Sales Growth Composition – Second Quarter 5 (U.S. GAAP, US$ in mils.) CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013

Equipment Operations
Operating Profit* Evolution – Second Quarter
6
*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
•
Increased volumes and positive net pricing in AG compensated for the reduction in volume of CE
•
Positive net pricing included $13 million of purchasing efficiencies
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013

Equipment Operations
Change in Net Debt (Cash)* – Year to Date
7
* See Appendix for Definition and U.S. GAAP Reconciliation
** Net change in receivables, inventories and payables including inter-segment receivables and payables
*** Excluding Net (Deposits In) Withdrawals from Fiat Industrial Cash Management System, as they are part of Net Debt (Cash)
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013
(U.S. GAAP, US$ in mils.)
06/30/13 06/30/12
Net Income 801 $        623 $
Depreciation & Amortization 170          155
Accounts Receivable (348)         (105)
Inventories (584)         (709)
Accounts Payable 354          171
Cash Change in Working Capital ** (578)         (643)
Other 463          146
Net Cash From Operating Activities 856          281
Net Cash From Investing Activities *** (249)         (215)
All Other, Including FX Impact for the Period (44)           (3)
Increase in Net (Cash) 563 $        63 $
Net (Cash) (3,583) $    (2,794) $
Year-to-Date

Production to Retail Settlements
In Units of Equipment
8
Second quarter overproduction vs. retail 7% Second quarter underproduction vs. retail 1%
* Excluding Joint Ventures
Source: CNH Internal Data
Agricultural Equipment
(Major Equipment)
Construction Equipment
(Light & Heavy)
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013

2013 Year to Date CAPEX $192 million
- 1.9% of Net Sales
9
• Argentina – Cordoba plant officially inaugurated and operating
• China – Production at new manufacturing plants scheduled to begin between Q2 ’13 and mid 2014
• India – Expansion of current AG facility in Greater Noida and new Harvesting equipment facility in Pune
New Industrial Projects Progressing in Line with Plan
1.3% of Net Sales
for the Region
1.5% of Net Sales
for the Region
2.6% of Net Sales
for the Region
5.8% of Net Sales
for the Region
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013

Industry Drivers: AG and CE Equipment
10
Source: IHS Global Insight October 2012; World Bank Commodity Price Data (Pink Sheet) April 2013
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013
Jun-12 Jun-13
% change
vs. Jun. 12
07/29/13
% change
vs. Jun. 12
SOYBEANS 567 524 -7.6% 509 -10.2%
CORN 267 298 11.6% 240 -10.1%
WHEAT 276 313 13.4% 301 9.1%
Monthly Commodity Prices (USD per metric ton)
2010 2011 2012 Est. YoY 2013 F YoY 2014 F 2015 F
IHS Global Insight 80.4 117.9 114.2 -3.1% 111.7 -2.2% 98.6 102.8
USDA - Aug. 2012 80.4 117.9 112.8 -4.3% 128.2 13.7%
World 4.1% 2.8% 2.3% 2.2% 3.1% 3.5%
North America 2.5% 1.9% 2.2% 1.8% 2.8% 3.2%
Europe 2.3% 1.9% -0.1% 0.0% 1.0% 1.7%
Former Soviet Union 4.8% 4.9% 3.7% 3.2% 4.1% 4.2%
Asia less Japan 8.6% 6.5% 5.4% 5.7% 6.2% 6.7%
Latin America 6.3% 4.6% 2.6% 3.5% 4.0% 4.1%
Net Farm Income - USD billion
Gross Domestic Product Growth - YoY % Change

Q2 '13 FY '13 Q2 '13 FY '13
WW 12% 0-5% WW 4% Flat
NA 9% ~+5% NA 11% ~+5%
  <40hp 13% 5-10% EAME & CIS Flat ~(5%)
  40+hp 5% 0-5% LA 10% 5-10%
EAME & CIS (3%) ~(5%) APAC 1% (0-5%)
LA 29% 15-20%
APAC 15% 5-10%
WW 18% ~+10% WW (2%) ~(5%)
NA 34% 5-10% NA (7%) (5-10%)
EAME & CIS 2% (0-5%) EAME & CIS (6%) (5-10%)
LA 74% 35-40% LA 7% ~+5%
APAC 23% 20-25% APAC Flat ~(5%)
WW AG 12% ~+5% WW CE 1% (0-5%)
Total Industry Units
Change vs. Prior Year
Total Industry Units
Change vs. Prior Year
Industry Units Volume*
Second Quarter and Full Year Outlook
11
*  See Appendix for Geographic Information
CNH Internal Elaboration Preliminary Results
Combines
Tractors
Light
Heavy
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013
-

CNH Agricultural & Construction Equipment
Main product launches
12
• 621F wheel loader in Europe
• SiteWatch telematics system in
Europe and North America
• ProCare package in North America
• Waste and recycling versions of wheel loaders and skid steer loaders in North America
• Four new C series crawler excavator models in North America
• 321E compact wheel loader in Brazil
• M Series dozers in the CIS, Asia Pacific and Chinese
• China “Top 50 Award” recognition for WX210 wheeled
excavator
• Special W170C wheel loader version for Recycling in Europe
• L230 skid steer loader and C238 compact track loader in
Europe
• FleetForce telematics system in Europe and North America
• C Series dozers in the CIS and Asia Pacific
• 370 CVX Magnum and new Maxxum EP (Efficient Power)
tractors and RB 5 Series variable-chamber round balers in
Europe
• Gold Gerdau “Best of the Land” Trophy at the Agrishow in
Ribeirao Preto, Brazil for best new product to the multi row
A8800 – the first sugarcane harvester with variable row
spacing
• TD5 tractor series in EAME & CIS
• TDF orchard tractor series in South Africa
• CX8000 Elevation Super Conventional combines and Genesis
T8 tractor in North America
• TL tractor series in Latin America
• 250,000th tractor manufactured in India
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013

Final Remarks
Execution priorities for 2013
Main funding transactions for CNH Financial Services
Strategic Combination Between Fiat Industrial S.p.A. and CNH Global N.V.
2013 CNH US GAAP Earnings Outlook
13
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013
• New product launch timetables and T4B compliance programs
• Strategic investments in China, and India
• Maintaining industrial flexibility to meet geographic market demand changes
• New retail ABS in the U.S. ($725 million) and Canada (CAD 411 million)
• New retail ABS in Australia (AUD 370 million), the first CNH deal since 2011, closed in July
• On July 23, 2013, at an extraordinary meeting of shareholders, CNH shareholders approved the merger between Fiat
Industrial S.p.A. and CNH Global N.V. with and into a newly established company to be named CNH Industrial N.V.
• Revenues up ~5%
• Operating Margin between 8.5% and 9.0%

For Further Information
Please Contact Investor Relations:
Manfred Markevitch Head of Investor Relations
Federico Catasta
Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois  60527
USA
Tel: +1-630-887-3745
Fax: +1-630-887-3890
E-mail: wwinvestorrelations@cnh.com
Website: www.cnh.com
14
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013

Appendix

Net Sales by Geographic Region*
– First Half

*  See Appendix for Geographic Information
(U.S. GAAP, US$ in mils.)
+4%
(2%)
+49%
(11%)
+7%
Net Sales
Change Y-o-Y
@ const. currency
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013

Net Sales Growth Composition – First Half 17 (U.S. GAAP, US$ in mils.) CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013

Equipment Operations
Operating Profit* Evolution – First Half

*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013

Geographic Information and Market
Share/Position Data
• Geographic Areas as Defined by CNH are:
North America – United States, Canada, and Mexico
Europe Africa Middle East & Commonwealth of Independent States (EAME & CIS) – 27 EU countries, 10 CIS countries,
Balkans, African continent, and Middle East
Latin America – Central and South America, and the Caribbean Islands
Asia Pacific (APAC) – Continental Asia, and Oceania
• Market Data
Certain industry information in this report has been presented on a worldwide basis which includes all countries.
In this report, management estimates of market information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment
Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the
Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association,
as well as on other shipment data collected by an independent service bureau.
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia,
Turkey, Brazil, and any country where local shipments are not reported.
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013

CNH Agricultural & Construction Equipment
– Net Sales Change Details*

*  See Appendix for Geographic Information
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013
(U.S. GAAP, US$ in mils.)
% Change
vs 2012
of which
Currency
% Change
vs 2012
of which
Currency
North America 8% - 3% -
AG 12 - 11 -
CE (12) - (25) -
EAME & CIS - 1% (1)% 1%
AG 3 1 2 1
CE (19) - (22) -
Latin America 48% (7)% 38% (10)%
AG 69 (7) 56 (11)
CE 17 (6) 8 (8)
APAC (5)% (1)% (12)% (1)%
AG (3) (1) (7) (2)
CE (10) 1 (25) -
World 9% (1)% 5% (1)%
AG 13 (1) 11 (1)
CE (6) (1) (16) (2)
Second Quarter 2013 Year-to-Date 2013

CNH Debt Details

Credit Lines and Total Debt
(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 1,015     514        403        111        501       1,138     540        415      125        598
Committed Lines with Fiat Industrial 131        -         -         -         131
BNDES Subsidized Financing 1,168     1,160     -         1,160     8           1,100     1,069     -       1,069     31
Assets-Backed Facilities 5,206     3,821     -         3,821     1,385    5,469     3,972     -       3,972     1,497
Uncommitted Lines
with Third Parties 1,457     751        62          689        706       1,391     828        43        785        563
with Fiat Industrial 1,803     622        5            617        1,181    1,955     220        7          213        1,735
Total Credit Lines 10,780 6,868    470       6,398    3,912   11,053 6,629    465     6,164    4,424
of which with or guaranteed by Fiat Industrial 2,789     1,454     12          1,442     1,335    2,847     1,112     7          1,105     1,735
Bonds 4,630     2,796     1,834     4,081     2,831   1,250
Third Party Loans 7,499     309        7,190     7,216     324      6,892
Fiat Industrial Loans 297        125        172        137        114      23
Intersegment Loans -         566        2,000     -         554      2,476
Total Notes and Loans 12,426 3,796    11,196 11,434 3,823 10,641
Total Debt 19,294 4,266    17,594 18,063 4,288 16,805
Equipment Operations Debt Maturity  Profile
(U.S. GAAP, US$ in mils.)
2013 2014 2015 2017 Beyond
Third Parties 333 $    213 $    108 $   19 $      - $
Bonds * 1,000     -         -        1,540     -
Fiat Industrial 111        3            3           3            7
Intersegment -         -         -        -         566
Total Maturities 1,444 $ 216 $    111 $   1,562 $ 573 $
2016
101 $
256
3
-
360 $
Jun-13
$774
2,796
130
566
$4,266
December 31, 2012
Drawn
June 30, 2013
Drawn
Outstanding Maturities
* Bonds are reported net of any premium/discount, and swap adjustments.
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013

Equipment Operations IFRS to U.S. GAAP
Trading Profit to Operating Profit*

* CNH defines Equipment Operations Operating Profit as net sales of equipment less cost of goods sold, selling, general and administrative and research and development costs.
** IFRS Trading Profit for 2012 is presented on a revised basis due to the adoption of IAS 19 Revised
*** The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense
CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these financial measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.
The following summarizes trading profit, as reported to Fiat Industrial under IFRS, by segment:
CNH Global N.V. First Half & Second Quarter 2013 Conference Call – July 31, 2013
(US$ in mils.)
2013 2012 ** 2013 2012 **
Trading Profit Under IFRS
Agricultural Equipment 627 $      492 $      1,073 $    843 $
Construction Equipment 13 3 (15) 32
Financial Services 150 120 275 221
Trading Profit Under IFRS 790 615 1,333 1,096
The following reconciles trading profit to operating profit under U.S. GAAP:
Equipment Operations Trading Profit Under IFRS 640 $     495 $     1,058 $  875 $
Accounting for Benefit Plans (5) (6) (10) (10)
Intangible Asset Amortization,
Primarily Development Costs (65) (60) (111) (109)
IFRS Reclassifications *** 58 61 109 118
Other Adjustments (5) (5) (1) (7)
Total Adjustments IFRS to U.S. GAAP (17) (10) (13) (8)
Subtotal Profit Under U.S. GAAP 623 $     485 $     1,045 $  867 $
Plus: U.S. GAAP "Other, net" 36 39 57 63
U.S. GAAP Operating Profit 659 $     524 $     1,102 $  930 $
Second Quarter Year-to-Date

End